Exhibit 99.2

PRELIMINARY NON-BINDING PROPOSAL LETTER

Igomax Inc.

Bubinga Holdings Limited

Rise Chain Investment Limited

December 20, 2022

The Board of Directors (the “Board”)

iClick Interactive Asia Group Limited

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

People’s Republic of China

Dear Board Members:

Igomax Inc. (“Igomax”), a British Virgin Islands company wholly owned by Mr. Jian Tang (“Mr. Tang”), Bubinga Holdings Limited (“Bubinga”), a British Virgin Islands company wholly owned by Mr. Wing Hong Sammy Hsieh (“Mr. Hsieh”), and Rise Chain Investment Limited (“Rise Chain”, together with Igomax and Bubinga, “we” or “us”), a British Virgin Islands company wholly owned by Mr. Huang Jianjun (“Mr. Huang”, together with Mr. Tang, Mr. Hsieh, Igomax, Bubinga and Rise Chain, the “Consortium”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Ordinary Shares”) and American depositary shares representing ordinary shares (“ADSs”, with one ADS representing five Class A ordinary shares as of the date hereof) of iClick Interactive Asia Group Limited, a Cayman Islands company (the “Company”), that are not already owned by the members of the Consortium, for cash consideration in a going private transaction (the “Acquisition”). The Consortium beneficially owns ordinary shares of the Company that represent approximately 63% of the aggregate voting power of the Company.

We are prepared to offer US$4.0672 per ADS in cash, or US$0.81344 per Ordinary Share, subject to certain conditions as discussed below. We believe this is a highly attractive offer to the Company’s shareholders. Our proposal represents a premium of 20% to the volume-weighted average closing price during the previous 90 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We believe we are uniquely positioned to acquire the Company and are confident in our ability to consummate the Acquisition as outlined in this letter.

1. Consortium. The members of the Consortium have entered into a consortium agreement pursuant to which the Consortium will form an acquisition vehicle for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with the acquisition vehicle, subject to the terms and conditions provided in the Definitive Agreements (as defined below).

2. Purchase Price. We propose to acquire all of the outstanding Ordinary Shares and ADSs not owned by the Consortium. The consideration payable for each ADS to be acquired will be US$4.0672 in cash, or US$0.81344 per Ordinary Share.

3. Financing. We intend to finance the Acquisition with a combination of equity and debt financing. Equity financing is expected to be provided by the Consortium in the form of cash contributions and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. We are ready to move expeditiously to complete the proposed Acquisition as soon as practicable. We believe that members of the Consortium will be in a position to complete customary due diligence for the Acquisition in a timely manner. Parties providing debt financing may require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to confidentiality agreements with customary terms.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. The Definitive Agreements will provide for provisions customary and appropriate for transactions of similar size and nature.

6. Confidentiality.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed our discussions relating to the Acquisition in a confidential manner unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the proposed Acquisition independently before it can make its own determination as to whether to endorse the Acquisition. It is our expectation that a special committee of independent directors of the Board will consider our proposal and make a recommendation to the Board.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest in a possible transaction but is non-binding and does not create any legal or other obligation whatsoever on the part of us, including, without limitation, any obligation to consummate any transaction. Any binding commitment with respect to an Acquisition will result only from the execution and delivery of the Definitive Agreements by the parties thereto and be on the terms and conditions provided in such documentation.

In closing, each of us would like to express our commitment to working together in bringing this Acquisition to a successful and timely completion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[Signature Pages to Follow – Remainder of the Page Intentionally Left Blank]

Sincerely,

IGOMAX INC.

By:	/s/ Jian Tang
Name:	Jian Tang
Title:	Director

[Signature Page to the Preliminary Non-binding Proposal Letter]

BUBINGA HOLDINGS LIMITED

By:	/s/ Wing Hong Sammy Hsieh
Name:	Wing Hong Sammy Hsieh
Title:	Director

[Signature Page to the Preliminary Non-binding Proposal Letter]

Rise Chain Investment Limited

By:	/s/ Huang Jianjun
Name:	Huang Jianjun
Title:	Director

[Signature Page to the Preliminary Non-binding Proposal Letter]